Exhibit (2)(b)

DATED 24 APRIL 1995






(1) THE QUAKER OATS COMPANY


- - and -


(2) DALGETY PLC





___________________________________

ADDENDUM
to the Agreement dated 3rd February 1995
for the sale and purchase of the European
Pet Foods Business of The Quaker Oats Company
____________________________________







ASHURST MORRIS CRISP
Broadwalk House
5 Appold Street
London EC2A 2HA

Tel:  0171-638-1111

Fax:  0171-972-7990




CONTENTS

CLAUSE                                                           PAGE

1.   INTERPRETATION                                                   1

2.   AMENDMENT                                                        4

3.   TIMING OF CASH EQUALISATION PAYMENTS                             5

4.   PREPARATION OF THE ADJUSTED CURRENT INVESTED CAPITAL
STATEMENT AND COMPLETION STATEMENT                                    5

5.   TRANSFER/RETENTION OF NON-PET FOODS BUSINESS                     5

6.   NON-PET FOODS EMPLOYEES                                          7

7.   VALUE ADDED TAX                                                 10

8.   AGENCY ARRANGEMENT IN RELATION TO QUAKER OATS LIMITED           10

9.   SPAIN                                                           10

10.  LIABILITIES                                                     10

11.  PARTNERSHIP GBR                                                 11

12.  ITALIAN WORKING CAPITAL AND AGENTS                              11

13.  FRANCE COLLECTE S.A.                                            12

14.  THE NETHERLANDS/BELGIUM                                         12

15.  APPORTIONMENTS OF CONSIDERATION                                 13

16.  CASH MECHANISM                                                  13

17.  FURTHER ASSURANCES                                              13

18.  TRANSITIONAL SERVICES AGREEMENT IN GERMANY                      13

THIS ADDENDUM is made the 24th day of April 1995

BETWEEN:

(1) THE QUAKER OATS COMPANY, a corporation organised and existing under the laws of the State of New Jersey, USA, of Quaker Tower, 321 North Clark Street, Chicago, Illinois, USA ("Quaker"); and

(2) DALGETY PLC, a company incorporated in England and Wales with registered number 19739, whose registered office is at 100 George Street,London W1H 5RH, England ("Dalgety").

WHEREAS:

(A) By virtue of an agreement dated 3rd February 1995 (the "Sale Agreement") Quaker agreed to sell and Dalgety agreed to purchase the Business (as defined in the Sale Agreement).

(B) The parties to the Sale Agreement wish to amend the terms of the Sale Agreement as set out herein.

NOW IT IS HEREBY AGREED as follows:

1.  INTERPRETATION

1.1 The words and expression used in this Addendum shall, unless the contrary is stated, have the meanings ascribed to them in the Sale Agreement.

1.2 In addition, the following words and expressions shall have the following meanings:

"Non-Pet Foods Employees" - those employees primarily engaged in the non-Pet Foods Business at Completion (including those employees whose names are set out in the list in the Agreed Form) together, if agreed, with any replacements therefor and any further employees who are primarily engaged in the non-Pet Foods Business as at Further Completion;

"Non-Pet Foods Books and Records" - all books and records of the Sale Companies relating exclusively to the non-Pet Foods Business, together with copies of such other books and records as are used to run the non-Pet Foods Business, including without limitation employee records relating to the Non-Pet Foods Employees, all documents and other material (including all forms of computer or machine readable material) containing or relating to information used to run the non-Pet Foods Business (whether or not confidential and in whatever form held) including all formulae, designs, specifications, drawings, data, manuals and instructions and all customer lists, marketing information, correspondence and files;

"Calculation Date" - has the meaning given to it in Clause 3.1 hereof;

"Non-Pet Foods Contracts" - those contracts, agreements and arrangements which are wholly or partly unperformed at the Completion Date relating to the non-Pet Foods Business and which are set out in the list in the Agreed Form;

"Co-Packing Agreement" - the co-packing agreement dated 21st December 1989 and made between OTA A/S and Nakskov Mill Foods A/S;

"Non-Pet Foods Creditors" - those amounts owed by the Sale Companies in connection with the non-Pet Foods Business as at the Completion Date in respect of trade bills payable and trade creditors;

"Distribution Agreement" - in relation to each Sale Company or Asset Vendor, the distribution agreement in the Agreed Form;

"Non-Pet Food Liabilities" - all liabilities of the Sale Companies relating to the non-Pet Foods Business;

"Further Completion" - completion of the sale and purchase of the Further non-Pet Foods Assets in accordance with sub-Clause 5.3(b) hereof;

"Further non-Pet Foods Assets" - the Non-Pet Foods Books and Records, the Non-Pet Foods Loose Assets and such of the Non-Pet Foods Contracts as are wholly or partly unperformed at the date of Further Completion;

"Non-Pet Foods Goodwill" - the goodwill relating directly and exclusively to the non-Pet Foods Business together with the exclusive right for the relevant purchaser to represent itself as carrying on the non-Pet Foods Business in succession to the Sale Companies;

"Indemnified Liabilities" - the Non-Pet Food Liabilities, if any, as at Completion other than:

(a)  any liabilities of the Sale Companies to Tax;

(b) any intercompany debt or other liability or obligation between the Sale Companies and any other member of the Vendor's Group;

(c) any amounts owed to any third party by way of overdraft or other borrowings;

(d)  any liabilities of the Sale Companies primarily relating to the Business;

(e)  the Non-Pet Foods Creditors;

(f)  the burden of the Non-Pet Foods Contracts;

(g)  any liabilities incurred or arising on or after Completion;

(h)  any liabilities in relation to employees;

(i) any liabilities which have been taken into account for the purposes of sub-Clause 5.2(b) of this Addendum;

"Initial non-Pet Foods Assets" - together:

(a)  the Co-Packing Agreement;

(b)  the Non-Pet Foods Intellectual Property; and

(c)  the Non-Pet Foods Goodwill;

"Non-Pet Foods Intellectual Property" - the registered intellectual property (and applications for registration of intellectual property) in the list in the Agreed Form headed Non-Pet Food Intellectual Property together with:

(a) any interest whatsoever in the "Quaker" trade name or trademark, Quaker's corporate device or any other design element or logo primarily associated with any such trade names or trade marks;

(b) all goodwill in the names "Quaker" and "OTA", in trademarks incorporating "Quaker" and "OTA", in any of the other Non-Pet Foods Intellectual Property or in associated designs or trademarks;

(c) all know-how of the Sale Companies used primarily in the non-Pet Foods Business;

(d) all copyright, moral rights, design rights, unregistered trade marks, and all other intellectual property rights of the Sale Companies primarily used in the non-Pet Foods Business, associated designs and all rights in any of them, and all rights of the Sale Companies against third parties in respect of any of the foregoing;

"Non-Pet Foods Loose Assets" - the computers, furniture, vehicles, other office equipment and related non-fixed assets of the Sale Companies primarily used or intended for use in the non-Pet Foods Business but excluding any such items disposed of by the Sale Companies in the ordinary course of business prior to Further Completion;

"non-Pet Foods Business" - the business of the respective Sale Companies carried on at the date hereof other than the Business;

"Retained Employees" - all employees of the Sale Companies other than the Non-Pet Foods Employees;

"Sale Companies" - Quaker France S.A., OTA A/S and Svenska OTA AB.

1.3 All sums payable pursuant to Clauses 5.2 and 12.1 of this Agreement shall be paid in US$ at the relevant exchange rate prevailing on the Completion Date.

2.  AMENDMENT

Quaker and Dalgety hereby agree that the Sale Agreement shall be amended as set out in this Addendum but shall otherwise remain in full force and effect.

3.  TIMING OF CASH EQUALISATION PAYMENTS

3.1 Any payments to be made pursuant to Clause 6.9.2 of the Sale Agreement shall be made at the time that any payment is made pursuant to Clause 11.3.6 or 11.3.7 of the Sale Agreement (or, if no such payment is made, at the time that any payment would have been made) ("Calculation Date") and Clauses 11.3.8 and 11.3.9 of the Sale Agreement shall apply mutatis mutandis as if references to Clause 6.9.2 were substituted therein for references to Clause 11.3, 11.3.6 and 11.3.7; Clause 6.9.2 of the Sale Agreement shall be read accordingly.

3.2 References in Clause 6.9.2 of the Sale Agreement to "cash" shall be deemed also to include references to "marketable securities" and "cash equivalents".

4. PREPARATION OF THE ADJUSTED CURRENT INVESTED CAPITAL STATEMENT AND COMPLETION AND COMPLETION STATEMENT

4.1 The Adjusted Current Invested Capital Statement shall be prepared on the same bases as the Completion Statement, and Clause 11.3.1(a) of the Sale Agreement shall be read as if the second sentence thereof were deleted.

4.2 For the purposes of Clauses 11.3.1 and 11.4 of the Sale Agreement, the Completion Statement and the Adjusted Current Invested Capital Statement shall be prepared in accordance with US GAAP, and on a basis consistent with that used in the preparation of the Financial Statements. Allocations between the Business and the Non-pet Foods Business shall be made using allocation on the bases set out in the document in the Agreed Form headed "Methodology for Balance Sheet Splits".

4.3 The reference to "30 days" in Clause 11.3.1 of the Sale Agreement shall be replaced by a reference to "45 days".

5.  TRANSFER/RETENTION OF NON-PET FOODS BUSINESS

5.1 Transfer Agreements
The Transfer Agreements contemplated by Clause 26.3 of the Sale Agreement shall not be entered into and instead the provisions of this Addendum shall have effect. Clause 26.3 of the Sale Agreement shall be read accordingly.

5.2 Consideration for the Sale Companies
In consideration for Quaker not procuring the entering into of the Transfer Agreements, Dalgety shall pay to Grocery International Holdings, Inc. (or, if such value is negative, Grocery International Holdings, Inc. shall pay to Dalgety) at the time provided for payments pursuant to Clause 6.9.2 of the Sale Agreement the aggregate of:

(a) the value of the current non-pet foods stock-in-trade of the Sale Companies as the Completion Date, valued at the Net Invoice Selling Price as defined in the respective Distribution Agreements; and

(b) an amount equal to the aggregate value of debtors and pre-paid expenses, other receivables (to the extent not otherwise included in the value of debtors), sums due from employees, miscellaneous investments and non-current receivables, as at the Completion Date, in each case of the Sale Companies and which relate primarily to the non-Pet Foods Business less the aggregate value of creditors and accruals for bonuses and profit sharing and other accrued liabilities, in each case of the non-Pet Foods Business as at the Completion Date, in each case to be determined or agreed on the same basis mutatis mutandis as the value of the Adjusted Current Invested Capital.

For the avoidance of doubt, no value shall be attributed to the Non-Pet Foods Loose Assets and nothing is this Clause 5 shall have any impact on the Adjusted Current Invested Capital.

5.3 Purchase of non-Pet Foods Business

Upon the terms of this Addendum:

(a) at, and with effect from, Completion the Sale Companies shall sell and Quaker shall purchase or procure the purchase of the Initial non-Pet Foods Assets, in each case free from any Encumbrances and together with all accrued benefits and rights attaching thereto; and

(b) at, and with effect from, termination of the relevant Distribution Agreement, the Sale Companies shall sell and Quaker shall purchase, or procure the purchase of, the non-Pet Foods Business and the Further non-Pet Foods Assets, in each case free from any Encumbrances and together with all accrued benefits and rights attaching thereto.

5.4 Consideration

(a) The consideration for the sale and purchase referred to in sub-Clause 5.3(a) shall be as follows:

Quaker France S.A.:  FFrl, 756,000, which sum shall be apportioned as follows:

(i) Non-Pet Foods Intellectual Property: FFr585,000, which sum shall be apportioned as to FFr490,000 amongst the Cruesli and associated trademarks and as to FFr95,000 amongst the remaining Non-Pet Foods Intellectual Property; and

(ii)  Non-Pet Foods Goodwill:  FFr1,171,000;

5.5 Contracts

Quaker warrants to Dalgety that the Non-Pet Foods Contracts have been entered into in the ordinary course of business.

(a)  OTA A/S:  Dkr6,165,000, which sum shall be apportioned as follows:

(i) Non-Pet Foods Intellectual Property: Dkr4,520,000, which sum shall be apportioned as to Dkr 867,000 amongst the Cruesli and associated trademarks and as to Dkr 3,653,000 amongst the remaining Non-Pet Foods Intellectual Property; and

(ii)  Non-Pet Foods Goodwill:  Dkr1,645,000

(iii)  the Co-Packing Agreement:  Dkr1; and
Svenska OTA A/B     :     Dkr 886,000.

(b) The consideration for the sale and purchase of the non-Pet Foods Business and the Further non-Pet Foods Assets shall be Lira1.

(c) The consideration for the purchases referred to in this Clause 5.4 shall be paid in cash by Quaker to the relevant Sale Company on completion of the relevant purchase.

(d) Any Taxation arising by reason of the purchases referred to in Clause 5.3 shall be dealt with in accordance with the Tax Indemnity and for such purposes shall be deemed to be a Relevant Event occurring on or before the Completion Date and any such liabilities shall be disregarded for the purposes of Clause
13.6 of the Sale Agreement.

6.  NON-PET FOODS EMPLOYEES

6.1 Dalgety shall procure that each of the Sale Companies shall use its reasonable endeavours to retain the services of the Non-Pet Foods Employees to the intent that their contracts of employment shall continue in force until Further Completion and then be transferred to Quaker, or such purchasers of the non-Pet Foods Business as Quaker shall nominate, under the Regulations (where relevant) and shall comply with all its obligations under the said contracts of employment, under statute and under any agreement with any trade union in relation to the non-Pet Foods Businesses.

6.2 Quaker shall, in respect of the period between Completion and up to but not including Further Completion, pay or procure to be paid to the Sale Companies an amount equal to all sums incurred by the Sale Companies in respect of remuneration, employer's national insurance or social security costs, pension contributions, other benefits and any other similar cost of employment of the Non-Pet Foods Employees but, for the avoidance of doubt, not including any amounts payable in respect of termination or claims for unfair dismissal, wrongful dismissal or loss of office. Dalgety shall procure that appropriate VAT invoices are issued to Quaker and Quaker shall make such payments within 15 days of receipt of such invoice or, if later, the date on which the relevant Sale Company becomes obliged to make the relevant payment.

6.3 For the period commencing at Completion and until Further Completion:

6.3.1 Dalgety shall, at Quaker's expense use reasonable endeavours to procure that the Non-Pet Food Employees shall perform functions, tasks and duties which are the same as the functions, tasks and duties as they were performing prior to Completion subject to Dalgety, at the request of Quaker, using its reasonable endeavours to vary such duties in accordance with its normal procedures.

6.3.2 Dalgety shall instruct the Non-Pet Food Employees of the services they are required to perform under this Clause 6.3 in accordance with Quaker's proper instructions from time to time provided that Quaker shall bear any cost thereby incurred.

6.3.3 Dalgety shall furnish Quaker with a copy of any notice of termination of any contract of employment of any Non-Pet Food Employee as soon as reasonably practicable after any such notice is given or received, as the case may be.

6.3.4 Quaker shall carry out and assist Dalgety in such procedures and appraisals as Dalgety may reasonably require in accordance with the procedures and appraisals used by Dalgety in relation to the Non-Pet Food Employees.

6.4 Subject to Clause 6.7, Dalgety shall procure that the Sale Companies shall discharge, and hereby undertakes to indemnify Quaker and the Vendor's Group against, all liabilities, obligations, costs, claims and demands arising from or in respect of any of the Non-Pet Food Employees for payments under any termination indemnity, wrongful dismissal, unfair dismissal or loss of office arising from any acts or omissions of the Sale Companies prior to Further Completion unless such acts or omissions are performed at the request of Quaker, in which event Quaker shall indemnify Dalgety accordingly.

6.5 Quaker shall employ or procure that the Non-Pet Foods Employees are employed with effect from Further Completion and shall discharge (and Quaker hereby undertakes to indemnify Dalgety against) all liabilities, obligations, costs, claims and demands arising from or in respect of any of the Non-Pet Foods Employees (whether for unpaid remuneration, wrongful dismissal, unfair dismissal, redundancy, loss of office or any claim arising out of any change in these terms of employment or pension entitlements or otherwise) arising on or after Further Completion.

6.6 If the contract of employment of any Retained Employee is found or alleged to have effect after Further Completion as if originally made with Quaker or any member of the Vendor's Group as a consequence of the transfer of the non-Pet Foods Business under this Addendum, Dalgety agrees to procure that the relevant Sale Company:

(a) in consultation with Quaker, will, within seven days of being so requested by Quaker, make to that person an offer in writing to employ him under a new contract of employment to take effect upon the termination referred to below; and

(b) the offer to be make will be such that none of the terms and conditions of the new contract will differ materially from the corresponding provisions of that person's contract of employment immediately before Further Completion.

Upon that offer being made (or at any time after the expiry of the seven days if the offer is not made as requested) Quaker shall procure that the employment of the person concerned is terminated and Dalgety shall procure that the relevant Sale Company shall indemnify Quaker and the Vendor's Group against the employment of such person after Further Completion until such termination and against such termination.

6.7 If the contract of employment of a Non-Pet Food Employee is found or is alleged not to have effect after Further Completion as if originally made with the purchasers of the non-Pet Foods Business as a consequence of the transfer of the Non-Pet Foods Business under this Addendum (other than by virtue of the relevant Non-Pet Food Employee objecting in accordance with the Regulations, to the transfer of his contract of employment to the purchaser of the non-Pet Foods Business) Quaker agrees that it will, and will procure that any relevant Member of the Vendor's Group, will:

(a) in consultation with Dalgety or the relevant Sale Company within seven days of being so requested by Dalgety, make to that person an offer in writing to employ him under a new contract of employment to take effect from the termination referred to below; and

(b) the offer to be made will be such that none of the terms and conditions for the new contract will differ materially from the corresponding provision in that person's contract of employment immediately before Further Completion.

Upon that offer being made (or at any time after the expiry of the seven days if the offer is not made as requested) the relevant Sale Company shall terminate the employment of the person concerned and Quaker shall pay the relevant Sale Company such amount as would indemnify the relevant Sale Company against all cost, liabilities, charges and expenses arising out of or in connection with the employment of that individual after Further Completion until such termination and against such termination.

6.8 Prior to Further Completion, Quaker and Dalgety shall procure (insofar as each is able) that in relation to any jurisdiction in which Non-Pet Food Employees are employed appropriate consultation procedures with employees and employee representatives are carried out and for these purposes, Quaker and Dalgety shall each provide the other with such information in writing relating to the Non-Pet Food Employees any collective or any other information each may reasonably require, upon written request.

6.9 The list in the Agreed Form initialed by or on behalf of the parties on 3rd February 1995 headed "Assumed Employees" which sets out the names of the assumed employees of the Business shall be amended by the deletion of the following names: Joseph Sevage, Scott Cupp, Tracy Betzig, Timothy Handley, Eileen Frazier and George Sewell.

7.  VALUE ADDED TAX

The provisions of Clause 16 of the Sale Agreement shall have effect in relation to the sales and purchases and other payments contemplated hereby, to the extend applicable.

8.  AGENCY ARRANGEMENT IN RELATION TO QUAKER OATS LIMITED

8.1 The Transitional Services Agreement dated 27th January 1995 and made between Quaker Oats Limited and Quaker Limited (formerly Wellcase Limited) shall terminate with effect from Completion.

8.2 Until such time as the parties shall agree, they will procure that:

(a) Quaker Oats Limited shall act for itself in relation to all of its customers and suppliers and as undisclosed agent for Quaker Limited in relation to the customers and suppliers of Quaker Limited;

(b)  Quaker Limited shall provide all the services necessary in order to:

(i) issue invoices and collect all Debtors in the name of Quaker Oats Limited, on behalf of Quaker Oats Limited and Quaker Limited as may be required; and

(ii) pay all Creditors in the name of Quaker Oats Limited on behalf of Quaker Oats Limited and Quaker Limited as may be required.

9.  SPAIN

Quaker Iberia S.A. shall be deemed to be an Asset Vendor and the Sale Agreement shall apply accordingly save that the transfer of the Asset Business of Quaker Iberia S.A. shall not be effected at Completion but shall be effected as soon as practicable thereafter.

10. LIABILITIES

10.1 Quaker shall, with effect from 12.01 a.m. on the Completion Date, indemnify the Sale Companies in respect of the Indemnified Liabilities and against any and all obligations, debts, costs, claims, demands and expenses arising therefrom.

10.2 Without prejudice to Clause 10.1, Dalgety shall use its reasonable endeavours to procure that the Sale Companies shall pay, satisfy and discharge the Non-Pet Food Liabilities accordance with their terms.

10.3 For the purposes of the Sale Agreement and for the avoidance of doubt, it is agreed that the loan agreements entered into by Quaker Italy (i) pursuant to the "Legge Sabatini" and (ii) in connection with grants received from the Ministry of Industry shall not fall within the definition of Excluded Liabilities and instead shall be deemed to be Liabilities.

11. PARTNERSHIP GBR

11.1 The parties hereby agree that, in substitution for the purchase by the Purchaser's Group of the two properties owned by Partnership GbR at Euskitchen, details of which are set out in Schedule 5 Part G, paragraphs 1 and 2 to the Sale Agreement, Dalgety shall procure the purchase of, and Quaker shall procure the sale of, Partnership Gbr to such partners as Dalgety shall nominate. Dalgety shall also procure that a Member of the Wider Purchaser's Group shall purchase the indebtedness of approximately DM17,500,000 together with the outstanding interest thereon of approximately DM4,500,000 due to the Vendors' Group from Partnership GbR at or after Completion. The Sale Agreement shall be amended accordingly.

11.2 In consideration of Dalgety agreeing to purchase of Partnership GbR, Quaker hereby agrees to indemnify the Purchaser's Group against any liability of Partnership Gbr other than:

(a)  any liabilities of the Business;

(b)  the indebtedness referred to in Clause 11.1; and

(c) any liabilities associated with or arising out of or in any way connected with the Properties owned by Partnership GbR.

11.3 For the avoidance of doubt nothing in this Clause 11 shall affect the Warranties and the Warranties set out in Part A of Schedule 3 to the Sale Agreement shall be applied to Partnership Gbr as if it were a Company (but modified to the extent necessary having regard to its legal status as a GbR).

12. ITALIAN WORKING CAPITAL AND AGENTS

12.1 Quaker Italy shall retain all of those assets and liabilities of Quaker Italy which are not severable from assets and liabilities of the Retained Businesses and which would otherwise be the subject of the Adjusted Current Invested Capital Statement and, in consideration therefor, the purchase price payable for Quaker Italy shall be reduced by an amount equal to the net value thereof each such item being valued on the same basis, mutatis mutandis, as the Adjusted Current Invested Capital Statement prepared in accordance with Clause 4 hereof which sum shall be re-paid on the Calculation Date. Interest shall not accrue or be payable on the value of the assets and liabilities referred to in this Clause 12.1.

12.2 Notwithstanding Clause 12.1, the Adjusted Current Investment Capital Statement shall be deemed to include an amount equal to the amount to be re-paid pursuant to clause 12.2 for the purposes of calculating whether or not any sums are payable pursuant to Clauses 11.3.6 or 11.3.7 of the Sale Agreement.

12.3 The thirty-seven sales agency contracts entered into by Quaker Italy shall not be transferred at Completion in accordance with Clause 10 of the Sale Agreement, but shall be retained by Quaker Italy pending termination of the Distribution Agreement to be entered into by Quaker Italy. Upon such termination, such contracts shall be assigned to Spillers Foods Italia s.p.a. and Clause 10 of the Sale Agreement shall have effect in relation thereto.

12.4 Dalgety hereby undertakes to Quaker (for itself and for each member of the Vendor's Group) to indemnify each Member of the Vendor's Group against all additional liabilities, obligations, costs, claims and demands (if any) incurred by reason of the changes contemplated by Clause 12.1 above.

13. FRANCE COLLECTE S.A.

13.1 France Collecte S.A. shall not be transferred to Quaker France S.A. prior to Completion but instead shall be sold at Completion by Quaker Oats Beteiligungsgesellschaft mbH and purchased by Dalgety France S.A.

13.2    Accordingly the Sale Agreement shall be amended as follows:

(a) France Collecte S.A. shall be deemed to be a Company and not a Subsidiary and the definition of "Shares" shall be amended accordingly;

(b) on Completion, Quaker shall deliver or procure the delivery to or make available to Dalgety ordres de mouvements in respect of the Shares in France Collecte S.A. duly executed in favour of Dalgety France S.A.;

(c) the consideration attributed to France Collecte S.A. shall be $454,000 and accordingly the apportionment set out in Schedule 8 shall be varied by an increase in the apportionment to the Asset Business of Quaker Oats Beteiligungsgesellschaft mbH and a decrease in the apportionment to Quaker France S.A. by such an amount.

14. THE NETHERLANDS/BELGIUM

14.1 The sale and purchase of the Asset Business of Quaker Oats B.V. shall be effected by way of a contribution of such Asset Business to a new company established in Holland ("Dutch Newco") and an immediate subsequent sale of the entire issued share capital of Dutch Newco to Dalgety UK Limited.

14.2    The Sale Agreement shall be amended as follows:

(a) Clause 6, other than Clause 6.9, shall be deemed to be varied accordingly as if Dutch Newco were a Company;

(b) for the purposes of Clauses 8, 10, 12 and 14, Dutch Newco shall be deemed to be a Member of the Purchaser's Group; and

(c)  the remaining provisions shall be read accordingly.

14.3 The rights and liabilities of the Vendor's Group shall not be affected by the changes contemplated by this Clause 14 and Dalgety undertakes to Quaker to indemnify the Vendor's Group against all obligations, liabilities, costs, claims, demands and expenses attributable to the changes contemplated by Clause
14.1 including, for the avoidance of doubt, any costs and expenses of effecting such sale which exceed the costs which would otherwise have been incurred by Quaker.

14.4 Quaker acknowledges that the Asset Business of Quaker Oats Europe Inc will be acquired by a Belgian subsidiary of Dalgety.

15. APPORTIONMENTS OF CONSIDERATION

15.1 The Consideration attributed to Quaker Oats B.V. shall be apportioned as follows:

(a)  to the shares in Dutch Newco:  $122,122,000; and

(b)  amongst the headquarters Assets in Belgium:  $1,878,000.

15.2 Following the calculation of the Adjusted Current Invested Capital, the apportionments set out in Schedule 8 shall be varied by the amount of the difference between (i) the Adjusted Current Invested Capital of the relevant Asset Business or Company and (ii) the level of the adjusted current invested capital of such entity as shown in the schedule in the Agreed Form headed "Pet Food Divestiture - ACIC by Country".

16. CASH MECHANISM

The parties agree that, in conjunction with the transitional arrangements following Completion to be undertaken by the Vendor's Group and the Wider Purchaser's Group, they will procure that the procedures set out in the document in the Agreed Form headed "Treasury Document" shall be adhered to.

17. FURTHER ASSURANCES

At any time after Completion or Further Completion as the case may be the Sale Companies shall execute all such documents and do all such acts and things as Quaker may reasonably require for the purpose of vesting in the Vendor's Group the full legal and beneficial title to the Initial non-Pet Foods Assets, the non-Pet Foods Business and the Further non-Pet Foods Assets and giving to Quaker and the Vendor's Group the full benefit of this Agreement.

18. TRANSITIONAL SERVICES AGREEMENT IN GERMANY

18.1    For the purposes of Clause 18.2:

(a) the "German Agreement" is the transitional services agreement entered into on the date hereof between Quaker Beverages GmbH and Spillers Deutschland GmbH; and

(b) the DM:US$ exchange rate on the Completion Date shall be deemed to be US$1:DM1.367.

18.2 In the event that the DM:US$ exchange rate shall vary by 5% or more from the exchange rate at the Completion Date or on any Relevant Date (as defined below) then the parties shall procure that their respective subsidiaries shall agree that the charges provided under the German Agreement shall be amended, with effect from the date of such variation (the "Relevant Date") to such an amount (payable in DM) as is equal to the DM equivalent on the Relevant Date of US$172,000.

AS WITNESS the hands of the parties or their duly authorised representatives the day and year first above written.


SIGNED by
for an on behalf of
THE QUAKER OATS COMPANY
in the presence of:



SIGNED by
for and on behalf of
DALGETY PLC
in the presence of: